SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  |X|   Form 40-F |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1. Unaudited Pro Forma Condensed Combined Statement of Operations of Mer Telemanagement Solutions Ltd.

2. Business of Teleknowledge Group Ltd. Consolidated Financial Statements for the Year Ended December 30, 2004.

                                                                          ITEM 1

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF MER TELEMANAGEMENT SOLUTIONS LTD.

The following unaudited pro forma condensed combined statement of operations of Mer Telemanagement Ltd. ("MTS") have been prepared to give effect to the acquisition of certain assets and liabilities of Teleknowledge Group Ltd. ("Teleknowledge") by MTS as if it had occurred on January 1, 2004. The audited balance sheet of MTS as of December 31, 2004, includes the acquired certain assets and certain liabilities from Teleknowledge.

On December 30, 2004, MTS and Teleknowledge consummated an asset purchase agreement (the "Agreement"). Teleknowledge was a leading provider of carrier-class billing and rating solutions. The integration of Teleknowledge's billing solution enables MTS to offer an end-to-end customer care and billing solution. Under the terms of the Agreement, MTS acquired certain assets and liabilities of Teleknowledge for the following consideration:

      1.    An initial consideration of $2,374,000 in cash at the closing date.
      2. Additional contingent consideration of up to an amount of $3,650,000 based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated.
      3.    In addition, MTS incurred transaction costs totaling $71,000.

Prior to the acquisition, MTS and Teleknowledge had an OEM relationship. The commercial arrangements and transactions were settled before the date of the acquisition. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, "Business Combination". Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. Based upon a valuation of the fair value of tangible and intangible assets acquired and the liabilities assumed, MTS has allocated the total cost of the acquisition to Teleknowledge's net assets at December 31, 2004 the date of acquisition, as follows:

                                                              U.S. dollars in
                                                                 thousands
                                                              ---------------
      Trade receivables                                           $   100
      Property and equipment                                           40
      Intangible assets:
         Developed technology (four-year useful life)                 690
         Customer relationship (six-year useful life)                 300
         Goodwill                                                   1,391
                                                                  -------
      Total assets acquired                                         2,521
                                                                  -------
      Liabilities assumed:
         Deferred revenues                                            (76)
                                                                  -------
      Total liabilities assumed                                       (76)
                                                                  -------

      Net assets acquired                                         $ 2,445
                                                                  =======

The valuation of the developed technology was based on the income approach, which reflects the future economic benefits from Teleknowledge products. The value assigned to customer relationship was based on the cost approach. Under this approach, the customer relationship was valued by calculating the savings realized by MTS through obtaining a pre-existing customer relationship of Teleknowledge. In accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," the goodwill resulting from the acquisition of Teleknowledge will not be amortized but rather will be tested at least annually for impairment.

The unaudited pro forma consolidated statement of operations is for information purposes only and is not necessarily indicative of the results of future operations of the combined company or the actual results that would have been achieved had MTS and Teleknowledge been consummated the agreement during the period indicated. You should read the unaudited pro forma statement of operations data in conjunction with the consolidated historical financial statements of MTS and Teleknowledge, including the notes to all sets of financial statements.

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 2004
U.S. Dollars in thousands (except per share data)

                                                         HISTORICAL
                                                ------------------------------      PRO FORMA          PRO FORMA
                                                     MTS         TELEKNOWLEDGE     ADJUSTMENTS         COMBINED
                                                                  ------------
                                                                  FOR THE YEAR
                                                                     ENDED
                                                                  DECEMBER 30,
                                                                  ------------
                                                                     2004
                                                                  ------------
                                                                    Prior To
                                                                  Acquisition
                                                -----------       ------------     -----------        -----------
 Revenues from products and services            $     9,413       $     1,334             (160) (4)   $    10,587
                                                                                           223  (1)
 Cost of revenues from products and                                                       (160) (4)
   services                                           2,814               364                               3,241
                                                -----------       -----------                         -----------

Gross profit                                          6,599               970                               7,346
                                                -----------       -----------                         -----------

Operating expenses:
   Research and development                           2,362               595                               2,957
   Selling and marketing                              6,300               498                               6,798
   General and administrative                         2,101               634                               2,735 (2)
   Restructuring income                                  --              (147)                               (147)
                                                -----------       -----------                         -----------

Total operating expenses                             10,763             1,580                              12,343
                                                -----------       -----------                         -----------

Operating loss                                       (4,164)             (610)                             (4,997)
Financial income, net                                    78                 4              (47) (3)            35
Other income (expenses), net                             --                 8                                   8
                                                -----------       -----------                         -----------

Loss before taxes on income                          (4,086)             (598)                             (4,954)
Taxes on income                                         266                --                                 266
                                                -----------       -----------                         -----------

Net loss before equity in earnings of
   affiliate                                         (4,352)             (598)                             (5,220)
Equity in earnings  of affiliate                        225                --                                 225
                                                -----------       -----------                         -----------

Net loss                                        $    (4,127)      $      (598)                        $    (4,995)
                                                ===========       ===========                         ===========

Net loss per share:
 Basic and diluted net loss per Ordinary
 share                                          $     (0.89)                                          $     (1.08)
                                                ===========                                           ===========

Weighted average number of Ordinary shares
   used in computing basic and diluted net
   loss per share                                 4,634,413                                             4,634,413
                                                ===========                                           ===========

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(1) To record the amortization of the fair value of the developed technology and customer relationship acquired in the transaction. MTS has estimated the acquired developed technology has useful life of four years and the customer relationship has useful life of six years.

(2) The unaudited pro forma condensed combined statement of operations does not include nonrecurring expenses of both $ 220 payroll expenses to the Chief Executive Officer ("CEO") of Teleknowledge that were paid in the first quarter of 2005 and $ 87 stock based compensation related to warrants issued to the CEO.

(3) Adjustment to reduce interest income that would not have been earned had the acquisition taken place on January 1, 2004.

(4) To eliminate transactions between MTS and Teleknowledge that would not have been recorded had the acquisition taken place on January 1, 2004.

                                - - - - - - - - -

                                                                          ITEM 2

                      BUSINESS OF TELEKNOWLEDGE GROUP LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 30, 2004

                                 IN U.S. DOLLARS

                                      INDEX

                                                                           Page
                                                                          ------
Report of Independent Auditors                                               2

Consolidated Balance Sheets                                                3 - 4

Consolidated Statements of Operations                                        5

Statements of Changes in Shareholders' Equity (Deficiency)                   6

Consolidated Statements of Cash Flows                                        7

Notes to Consolidated Financial Statements                                8 - 17

                            - - - - - - - - - - - - -

[LOGO] ERNST & YOUNG

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                      BUSINESS OF TELEKNOWLEDGE GROUP LTD.

      We have audited the accompanying consolidated balance sheets of Business of Teleknowledge Group Ltd. ("the Company") and its subsidiaries as of December 30, 2004 and December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit on the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 30, 2004 and December 31, 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 30, 2004, in conformity with U.S. generally accepted accounting principles.


                                           /s/ Kost, Forer, Gabbay & Kasierer
Tel-Aviv, Israel                           KOST FORER GABBAY & KASIERER
August 14, 2005                              A Member of Ernst & Young Global

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                            December 30,      December 31,
                                                                2004              2003
                                                            ------------      ------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                 $        188      $        524
  Restricted cash                                                     32               102
  Trade receivables                                                  220               445
  Other accounts receivable and prepaid expenses                      47               104
                                                            ------------      ------------

Total current assets                                                 487             1,175
-----                                                       ------------      ------------

SEVERANCE PAY FUND                                                   123               160
                                                            ------------      ------------

PROPERTY AND EQUIPMENT:
  Cost                                                             2,486             2,473
  Less - accumulated depreciation                                  2,408             2,358
                                                            ------------      ------------

                                                                      78               115
                                                            ------------      ------------

Total assets                                                $        688      $      1,450
-----                                                       ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                   December 30,         December 31,
                                                                       2004                 2003
                                                                   ------------         ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Trade payables                                                   $        120         $        199
  Other accounts payable and accrued expenses                               501                  535
  Financing leases - short-term                                              --                    2
                                                                   ------------         ------------

Total current liabilities                                                   621                  736
-----                                                              ------------         ------------

ACCRUED SEVERANCE PAY                                                       133                  184
                                                                   ------------         ------------

SHAREHOLDERS' EQUITY (DEFICIENCY):
  Owners of equity                                                       51,502               51,500
  Accumulated deficit                                                   (51,568)             (50,970)
                                                                   ------------         ------------

Total shareholders' equity (deficiency)                                     (66)                 530
-----                                                              ------------         ------------

Total liabilities and shareholders' equity (deficiency)            $        688         $      1,450
-----                                                              ============         ============

The accompanying notes are an integral part of the consolidated financial statements.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                             Year ended          Year ended
                                            December 30,        December 31,
                                                2004                2003
                                            ------------        ------------

Revenues:
  Software license                          $        412        $        126
  Services                                           922                 772
                                            ------------        ------------

                                                   1,334                 898
                                            ------------        ------------
Cost of revenues:
  Software license                                    25                  10
  Services                                           339                 623
                                            ------------        ------------

                                                     364                 633
                                            ------------        ------------

Gross profit                                         970                 265
                                            ------------        ------------

Operating expenses:
  Research and development                           595               1,617
  Selling and marketing                              498                 971
  General and administrative                         634                 758
  Restructuring income                              (147)                (41)
                                            ------------        ------------

Total operating expenses                           1,580               3,305
-----                                       ------------        ------------

Operating loss                                       610               3,040
Other income (expenses), net                           8                 (67)
Financial income (expenses), net                       4                  (2)
                                            ------------        ------------

Net loss                                    $       (598)       $     (3,109)
                                            ============        ============

The accompanying notes are an integral part of the consolidated financial statements.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                         Total
                                                                                      shareholders'
                                              Owners of          Accumulated             equity
                                                equity             deficit            (deficiency)
                                           ----------------    ----------------     ----------------
Balance as of January 1, 2003              $         51,500    $        (47,861)    $          3,639

  Net loss                                               --              (3,109)              (3,109)
                                           ----------------    ----------------     ----------------

Balance as of December 31, 2003                      51,500             (50,970)                 530

  Exercise of options                                     2                  --                    2
  Net loss                                               --                (598)                (598)
                                           ----------------    ----------------     ----------------

Balance as of December 30, 2004            $         51,141    $        (51,568)    $            (66)
                                           ================    ================     ================

The accompanying notes are an integral part of the consolidated financial statements.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                               Year ended          Year ended
                                                                              December 30,        December 31,
                                                                                  2004                2003
                                                                             --------------      --------------
Cash flows from operating activities
------------------------------------

  Net loss                                                                   $         (598)     $       (3,109)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation                                                                         50                 312
    Loss on sale of property and equipment                                               --                  67
    Decrease in trade receivables                                                       225                 609
    Decrease in other accounts receivable and prepaid expenses                           57                 239
    Increase (decrease) in trade payables                                               (79)                 89
    Decrease in other accounts payable and accrued expenses                             (34)             (1,148)
    Decrease in accrued severance pay, net                                              (14)                (24)
                                                                             --------------      --------------

Net cash used in operating activities                                                  (393)             (2,965)
                                                                             --------------      --------------

Cash flows from investing activities
------------------------------------

  Purchase of property and equipment                                                    (13)                 (3)
  Proceeds from sale of property and equipment                                           --                  79
  Restricted cash                                                                        70                (102)
                                                                             --------------      --------------

Net cash provided by (used in) investing activities                                      57                 (26)
                                                                             --------------      --------------

Cash flows from financing activities
------------------------------------

  Exercise of options                                                                     2                  --
  Repayment of lease obligation                                                          (2)               (100)
                                                                             --------------      --------------

Net cash used in financing activities                                                    --                (100)
                                                                             --------------      --------------

Decrease in cash and cash equivalents                                                  (336)             (3,091)
Cash and cash equivalents at the beginning of the year                                  524               3,615
                                                                             --------------      --------------

Cash and cash equivalents at the end of the year                             $          188      $          524
                                                                             ==============      ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-      GENERAL

              a. Business of Teleknowledge Group Ltd. ("the Company") is a provider of advanced billing and revenues management software solutions.

                     The Company markets and sells its products in North America and Europe, through its wholly-owned subsidiaries.

              b. In January 2002, the Company decided to accelerate the strategic realignment started in August 2001. As part of this effort, the Company underwent further restructuring, including reductions in human resources and replacement of key members of management. Additionally, the Company closed its European branch offices. In 2003, the Company closed its office in the U.S.

              c. On December 5, 2004, the Company signed an asset purchase agreement, accordingly as of December 31, 2004 (Closing date) the Company has sold to Mer Telemanagement Solutions Ltd. ("MTS") substantially all of the assets, properties, rights and claims of the Company and certain liabilities of the Company related to the assets acquired thereby. The consideration to be paid by MTS to the Company shall be comprised of the following:

                     1. Payment at closing date of the aggregate amount of $2,374.

                     2. An additional contingent consideration of (a) 20% of all of MTS's future revenues from any product or service which contains any elements or components of the Company's technology or a billing solution for a period of three years following the closing date and
                            (b) 10% of all the renewal maintenance fees for a period of three years following the closing date up to a maximum aggregate amount of $ 3,650.

                     Prior to the acquisition, MTS and Teleknowledge had an OEM relationship. The commercial arrangements and transactions were settled before the date of the acquisition. During the year ended December 30, 2004 the Company has generated revenues in the amount of $160 from transactions with MTS.

                     As part of the agreement, MTS was obligated to pay for most of the balance of the trade receivables, net of deferred revenues, of the Company as of December 31, 2004, in exchange for their fair value. The total amount that was paid by MTS for those trade receivable was $ 145, net of deferred revenues. Should MTS fail to collect any of the trade receivable, within 120 days of the Closing Date, the Company shall pay MTS such uncollected amount, and MTS shall assign to the Company the rights to collect such funds from the applicable customers. $ 51 of the amount was not collected by MTS and the Company returned that amount to MTS in mid-2005.

                     The financial statements as of December 30, 2004 and for the year then ended do not reflect such acquisition.

              d. On May 11, 2005, the Company's shareholders filed an application to the Israeli Registrar of Companies, according to which and as a result of the above acquisition by MTS, the Company has started a process of a voluntary liquidation. Such liquidation is not reflected in these financial statements.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a.     Use of estimates:

                     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              b.     Financial statements in U.S. dollars:

                     The majority of the Company's sales is made outside Israel in U.S. dollars ("dollars"). In addition, a substantial portion of the company and certain portion of its subsidiaries costs are incurred in dollars. Since the Company's management believes that the dollar is the primary currency of the economic environment in which the company and certain of its subsidiaries operate, the dollar is their functional and reporting currency.

                     Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All effects of foreign currency remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

              c.     Principles of consolidation:

                     The consolidated financial statements include the accounts of the Company and its subsidiaries listed below. Intercompany transactions and balances have been eliminated upon consolidation.

                     Subsidiaries included in consolidation:

                                                     December 30, 2004 and
                                                       December 31, 2003
                                                -------------------------------
                                                       Shares conferring
                                                -------------------------------
                                                   Voting            Rights to
                                                   rights             profits
                                                ------------       ------------

                     Teleknowledge Inc.              100%               100%
                     Teleknowledge BV                100%               100%

              d.     Cash equivalents:

                     The Company considers all highly liquid investments, originally purchased with maturities of three months or less, to be cash equivalents.

              e.     Restricted cash:

                     Restricted cash is primarily invested in highly liquid deposits, which are used as security for the Company's rent facilities.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              f.     Trade receivables:

                     Trade receivables include amounts billed to clients and various amounts due from transactions arising in the ordinary course of business. Management periodically evaluates the collectability of these receivables.

              g.     Property and equipment:

                     Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                              %
                                                          -----------------------------------------
                     Computers and related equipment                          33
                     Motor vehicles                                           15
                     Office furniture and equipment                   7 - 15 (mostly 15)
                     Leasehold improvements               Over the term of the lease or the life of
                                                                   the asset, by shorter of

              h.     Impairment of long-lived assets:

                     Long-lived assets of the Company are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 30, 2004 and December 31, 2003 no impairment was required.

              i.     Research and development cost:

                     Statement of Financial Accounting Standards ("SFAS") 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                     Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              j.     Accounting for stock-based compensation:

                     The Company has elected to follow Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is equivalent to or above the market price of the underlying shares on the date of grant, no compensation expense is recognized.

                     Pro forma information regarding net loss is required by Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and has been determined as if the Company had accounted for its employee share options under the fair value method prescribed by that Statement. The fair value for these options was estimated at the date of grant, using a minimum-value option pricing model. Due to immateriality the pro forma information is not presented.

              k.     Revenue recognition:

                     The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through sub-license fees to resellers. The Company also generates revenues from sales of professional services, including consulting, implementation, training and maintenance.

                     Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract. A provision for estimated losses on uncompleted contracts is recorded in the period when such losses are first identified, in the amount of the estimated loss on the entire contract.

                     Revenues from maintenance are recognized over the term of the maintenance agreement or at the time that services are rendered.

              l.     Royalty-bearing grants:

                     Royalty-bearing grants from the Government of Israel for funding certain approved research projects are recognized at the time when the Company is entitled to such grants, on the basis of the related costs incurred.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              m.     Income taxes:

                     The Company and its subsidiaries accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              m.     Concentration of credit risks:

                     Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash and trade receivables. Cash and cash equivalents and restricted cash are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

              n.     Fair value of financial instruments:

                     The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

              o.     Severance pay:

                     The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                     Severance expenses for the years ended December 30, 2004 and December 31, 2003 were immaterial.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                    December 30,    December 31,
                                                        2004            2003
                                                    ------------    ------------
              Government authorities                $          3    $         43
              Employees                                       --               7
              Prepaid expenses                                 4              11
              Other accounts receivable                       40              43
                                                    ------------    ------------

                                                    $         47    $        104
                                                    ============    ============

NOTE 4:-      PROPERTY AND EQUIPMENT

                                                    December 30,    December 31,
                                                        2004            2003
                                                    ------------    ------------
              Cost:
                Computers and peripheral equipment  $      1,409    $      1,396
                Motor vehicles                                 2               2
                Office furniture and equipment               341             341
                Leasehold improvements                       734             734
                                                    ------------    ------------

                                                           2,486           2,473
                                                    ------------    ------------
              Accumulated depreciation:
                Computers and peripheral equipment         1,409           1,369
                Motor vehicles                                 2               2
                Office furniture and equipment               341             335
                Leasehold improvements                       656             652
                                                    ------------    ------------

                                                           2,408           2,358
                                                    ------------    ------------

              Depreciated cost                      $         78    $        115
                                                    ============    ============

              Depreciation expenses amounted to $ 50 and $ 312 for the years ended December 30, 2004 and December 31, 2003, respectively.

NOTE 5:-      OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                    December 30,    December 31,
                                                        2004            2003
                                                    ------------    ------------
              Government authorities                $        133    $        145
              Employees and payroll accruals                 133             109
              Accrued vacation pay                            31              42
              Accrued expenses                               106              72
              Restructuring charges (Note 9)                  61             158
              Others                                          --               9
                                                    ------------    ------------

                                                    $        464    $        535
                                                    ============    ============

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:-      COMMITMENTS AND CONTINGENCIES

              a. The Company is committed to pay royalties at the rate of 3% to 5% to the Government of Israel, on sale proceeds from products in which the Government participates in their research and development by way of grants. The commitment is determined on a product-by-product basis, in an amount not to exceed the total of the grants received (linked to the U.S. dollar).

                     Grants received during the years 2004 and 2003 amounted to $ 0 and royalties paid amounted to $ 0. At December 30, 2004, the Company has a remaining contingent obligation of approximately $ 1,800.

              b. The Company provided a bank guarantee to secure the lease of its building, in the amount of $ 32.

              c. As of December 30, 2004 the Company has no future commitments under operating leases.

                     Total rent and lease expenses for the years ended December 30, 2004 and December 31, 2003, amounted to $ 58 and $ 410, respectively.

NOTE 7:-      SHARE OPTION PLAN

                     The Company has authorized through its Share Option Plan the grant of options to the founders and employees of up to 20,979,384 shares of the Company's Ordinary shares. The options granted have four-year vesting terms, become fully exercisable after four consecutive years of employment and expire seven years subsequent to the date of grant. Until December 30, 2004, the Company granted to employees a total of 17,884,100 options at the exercise price of NIS 0.01. As of December 30, 2004 a total 1,300,000 options are outstanding.

                     During the years 2003 and 2004, no options were granted to any of the employees.

                     During the years 2003 and 2004 4,769,557 and 10,374,828
                     options were forfeited, respectively.

                     As of December 30, 2004 17,757,151 shares are still available for future grants.

                     In October 2004, 482,518 options were exercised into Ordinary shares of NIS 0.01 par value each, in a total consideration of $ 2.

NOTE 8:-      INCOME TAXES

              a. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

                     Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). The financial statements are presented in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) with statement of Financial Accounting Standards No. 109, "Accounting for income taxes" ("SFAS No. 109"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 8:-      INCOME TAXES (Cont.)

              b.     Carryforward losses:

                     As of December 30, 2004, the Company had an available carryforward tax loss amounting to approximately $ 21,297, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

                     The Company's U.S. subsidiary has a carryforward tax loss as of December 30, 2004 in the amount of approximately $ 20,592, which may be carried forward and offset against taxable income in the future for 20 years.

                     Management currently believes that since the Company has a history of losses it is more likely tan not that the deferred tax regarding the loss carry forwards will not be utilized in the foreseeable future and therefore a full valuation allowance was recorded for the deferred tax asset related to all the temporary differences and carryforward tax losses

                     Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

              c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

                     During 1998, the Company obtained approval for an investment under the "alternative track", based on the law. The "Approved Enterprise" status will allow the Company a tax holiday on undistributed Israeli income for a period of two years and 25% tax rate for the five remaining years. Those benefits are limited to 12 years from the year that the enterprise began operations, or 14 years from the year in which the approval was granted, whichever is earlier. Hence, this approved program will expire in 2012.

                     The Company has not yet generated taxable income and, thus, the tax benefits have not yet been utilized.

                     The tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently 25% for an "Approved Enterprise". As of December 30, 2004, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

                     The benefits from the Company's Approved Enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the criteria in the approval for the specific investment in the Company's "Approved Enterprise" programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company's management believes that it has complied with these conditions.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 8:-      INCOME TAXES (Cont.)

                     By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

                     Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 35%.

              d.     Loss (income) before taxes consists of the following:

                                                    December 30,    December 31,
                                                        2004            2003
                                                    ------------    ------------

              Domestic                              $       (298)   $        105
              Foreign                                        896           3,004
                                                    ------------    ------------

                                                    $        598    $      3,109
                                                    ============    ============

              e. The main reconciling items between items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

              f.     Reduction in corporate tax rate:

                     In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004. As the Company currently has no taxable income, and no deferred taxes were recorded, the amendment does not have an impact on the results of operation or the financial position.

                                            BUSINESS OF TELEKNOWLEDGE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9:-      RESTRUCTURING CHARGES

              In the year 2002, the Company recorded a charge of approximately $ 3,265, primarily relating to severance costs associated with a workforce reduction and facilities costs as part of its plan to reduce operating expenses. As of December 30, 2004, the remaining reserve balance of approximately $ 61 is included in other payables and accrued expenses in the balance sheet.

                                                                   Severance
                                                                   payments       Facilities        Others          Total
                                                                  -----------     -----------     -----------    -----------
              Restructuring reserve at January 1, 2003            $        70     $       796     $        45    $       911
              Payments made                                               (70)           (699)             --           (769)
              Sublease payments received                                   --             180              --            180
              Non-cash addition (reduction) of
                 restructuring                                             --            (180)             16           (164)
                                                                  -----------     -----------     -----------    -----------

              Restructuring reserve at December 31, 2003                   --              97              61            158
              Payments made                                                --             (97)             --            (97)
              Sublease payments received                                   --             147              --            147
              Non-cash reduction of restructuring                          --            (147)             --           (147)
                                                                  -----------     -----------     -----------    -----------

              Restructuring reserve at December 30, 2004          $        --     $        --     $        61    $        61
                                                                  ===========     ===========     ===========    ===========

                              - - - - - - - - - - -

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                              (Registrant)


                                        By: /s/ Eytan Bar
                                            -------------
                                            Eytan Bar
                                            President and
                                            Chief Executive Officer

Date: September 9, 2005